Exhibit 1

For immediate release

June 18, 2007

CanWest Intends to Take Control of TEN

Winnipeg, Canada – Following a strategic review of its investment in The Ten Group Pty Limited (TEN) in Australia, CanWest Global Communications Corp. announced today that it has determined that it is in the best interests of its shareholders to hold a majority voting equity interest in the TEN group, and therefore intends to exercise its right to exchange its ordinary shares and convertible debentures of TEN into ordinary shares of Ten Network Holdings Limited (TNH).

“We have spent the last several months considering our strategic options regarding our investments in the South Pacific,” stated Leonard Asper, CanWest’s President and CEO. “In the case of our New Zealand operations, we determined to divest our investment position. In Australia, however, we have determined that retaining our investment in TEN to be in the best interests of our shareholders. We believe that the company’s operations have growth potential still to be realized and that our shareholders would be best served by participating in that potential.”

Upon completion of the exchange, CanWest would become TNH’s majority shareholder, holding approximately 523 million shares in TNH which would represent an approximate 56% controlling equity stake in that company. The exercise of the exchange right by CanWest is conditional upon foreign ownership approvals including that of Australia’s Foreign Investment Review Board. That application process is currently underway.

CanWest is able to exchange its TEN securities for a majority shareholding in TNH without making a follow-on offer to TNH’s shareholders in accordance with an exemption obtained from the Australian Securities and Investment Commission in 1998.

“We believe that both TEN’s television and out-of-home advertising operations have very bright futures,” stated Tom Strike, President of CanWest MediaWorks International. “TEN has proven an extraordinarily successful investment for our Company over the last 15 years, and we see that success continuing. We also believe that there is scope for providing significant cash distributions to TNH’s shareholders in the future, including by way of returning capital and/or offering to buy back shares, without limiting its prospects for growth. It also provides CanWest with maximum financial flexibility regarding its investment in TNH and its operating subsidiaries – the Ten Television Network and Eye Corp.”

TNH’s Executive Chairman Nick Falloon indicated his support, stating that TNH “welcomes CanWest’s decision as a sign of continued belief in the group’s future growth prospects.”

Forward Looking Statements

This media release contains certain comments or “forward-looking statements” that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include the risk that the proposed exchange transaction will not be successfully completed for any reason (including failure to obtain requisite regulatory approvals or if it receives an attractive competitive proposal prior to exercising its exchange right). CanWest disclaims any intention or obligation to update any forward-looking statement, even if new information becomes available as a result of future events or for any other reason.

About TNH

TNH (www.tencorporate.com.au) is a public company listed on the Australian Stock Exchange (trading symbol: TNH). TNH owns the majority of the shares of TEN. TEN owns and operates the free-to-air Ten Television Network in Australia and Eye Corp., an out-of-home advertising business with operations in Australia, New Zealand, Singapore, Indonesia, the United States and the United Kingdom.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For further information:

Deb Hutton, SVP Corporate Communications

CanWest Global Communications Corp.

416-383-2442

dhutton@canwest.com